                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 10)
                                 Final Amendment

                         Shelbourne Properties III, Inc.
                         -------------------------------
                       (Name of Subject Company (Issuer))

                               HX Investors, L.P.
                               ------------------
                 (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    82137E103
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael L. Ashner
                               HX Investors, L.P.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                  516-822-0022

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                                 Justin P. Klein
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                  215-864-8606


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction valuation                     Amount of Filing Fee
--------------------------------------------------------------------------------
        $13,795,587.30                              $1,269.19
--------------------------------------------------------------------------------

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,269.19

     Form or Registration No.: Schedule TO (Amendment No. 1, Amendment No. 4 and
                               Amendment No. 7)

     Filing Party: HX Investors, L.P.

     Date Filed: July 5, 2002, August 1, 2002 and August 5, 2002

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*



                         SHELBOURNE PROPERTIES III, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    82137E103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                MICHAEL L. ASHNER
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 822-0022
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 AUGUST 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------
CUSIP No.   82137E103
----------------------------

--------- ---------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
--------- ---------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [ ]
                                                                                                                   (b) [ ]
--------- ---------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          N/A
--------- ---------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

--------- ---------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- ---------- ----------------------------------------------------------------------------------------------
                                 SOLE VOTING POWER
                      7
                                 327,331 shares (1)
     NUMBER OF        ---------- ----------------------------------------------------------------------------------------------
       SHARES         8          SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ---------- ----------------------------------------------------------------------------------------------
        EACH                     SOLE DISPOSITIVE POWER
     REPORTING        9
       PERSON                    327,331 shares (1)
        WITH          ---------- ----------------------------------------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          327,331 shares (1)
--------- ---------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

--------- ---------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.50%
--------- ---------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
--------- ---------------------------------------------------------------------------------------------------------------------


(1) Comprised entirely of shares owned by HX Investors L.P. of which Exeter Capital Corporation is the sole general partner, an entity in which Mr. Ashner is the sole shareholder and director.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


----------------------------
CUSIP No.   82137E103
----------------------------

--------- --------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           HX Investors L.P.
--------- --------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [ ]
                                                                                                                   (b) [ ]
--------- --------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
           OO; BK
--------- --------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]
--------- --------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Delaware
--------------------- ---------- ---------------------------------------------------------------------------------------------
                                 SOLE VOTING POWER
                      7
                                 327,331 shares
     NUMBER OF        ---------- ---------------------------------------------------------------------------------------------
       SHARES         8          SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ---------- ---------------------------------------------------------------------------------------------
        EACH                     SOLE DISPOSITIVE POWER
     REPORTING        9
       PERSON                    327,331 shares
        WITH          ---------- ---------------------------------------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER

--------- --------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          327,331 shares
--------- --------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

--------- --------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.50%
--------- --------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             PN
--------- --------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  TENDER OFFER

     This Amendment No. 10 to the Tender Offer Statement on Schedule TO (the "Statement") filed with the Securities and Exchange Commission on July 5, 2002 by HX Investors, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 236,631 shares of Common Stock of Shelbourne Properties III, Inc. (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 (the "Offer to Purchase"), as amended, and the related Letter of Transmittal, copies of which were attached thereto as Exhibits (a)(1) and (a)(2), respectively, is being filed to correct the total number of shares owned by the Purchaser as set forth in the Purchaser's Amendment No. 9 to the Statement which also constituted the Purchaser's Amendment No. 11 to its Schedule 13D. In this regard, upon consummation of the Purchaser's offer, the Purchaser became the beneficial owner of 327,331 shares of common stock of the Company (41.5% of the total outstanding shares).



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            HX INVESTORS, L.P.

                                            By: Exeter Capital Corporation
                                                General Partner

                                                By: /s/ Carolyn Tiffany
                                                    ----------------------------
                                                        Carolyn Tiffany
                                                        Vice President

Dated: August 20, 2002